February 9, 2015

Via EDGAR and Overnight Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Katherine Wray
Juan Migone
Stephen Krikorian

Re:	Apigee Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 9, 2015
CIK No. 0001324772

Ladies and Gentlemen:

On behalf of our client, Apigee Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 29, 2015 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the Draft Registration Statement on Form S-1. We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on January 9, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

Risk Factors

Our business and growth depend on our ability to obtain subscription and maintenance renewals from existing customers..., page 18

1.

Your response to prior comment 8 indicates why you believe it would be misleading to provide combined historical renewal data for your old and new Apigee Edge products. You advise that when you introduced the new version of this solution in 2012, there was no clear migration

Division of Corporate Finance

February 9, 2015

path for the old version and as a result some customers have not renewed their subscriptions as the company has stopped supporting the prior version(s) of the technology. In this regard, tell us what consideration you gave to providing here and in MD&A quantitative disclosure regarding renewals with respect to the current version of Apigee Edge that was released in 2012. Please also advise whether your management considers renewal rates or a similar metric to be a key metric in evaluating your business.

The Company advises the Staff that the Company has considered whether to include disclosure of renewals with respect to the current version of Apigee Edge. However, while the Company believes renewal rates are an important metric in evaluating the Company’s business in the long term, the Company does not believe that at this time the Company has sufficient history with renewals of the current version of Apigee Edge for such information to be meaningful to potential investors. The current version of Apigee Edge was released during the first quarter of fiscal 2013. The vast majority of the Company’s subscriptions and term-based licenses have a one-year term or longer. As a result, there was no renewal data for the current version of Apigee Edge prior to fiscal 2014, and there is only limited data with respect to such renewals available today. Given the extremely limited data set of customer renewals for the current version of Apigee Edge, the Company does not believe that data is meaningful today and may be potentially misleading.

The Company advises the Staff that the Company will continue to evaluate whether quantitative disclosure of the renewal rates of the current version of Apigee Edge would be informative and meaningful to a prospective investor’s understanding of the Company’s business and operating results.

Use of Proceeds, page 46

2.	We note the revised disclosure provided in response to prior comment 14, stating that you “do not currently have any specific or preliminary plans with respect to the use of proceeds for [the aforementioned] purposes.” Accordingly, please discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

The Company advises the Staff that the Company has revised the disclosure on page 46 of the Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Opportunities and Challenges Affecting Our Performance, page 57

3.	We refer to your responses to prior comment 8 and 16 in which you discuss the challenges associated with the absence of a simple migration path from the old versions of your Apigee Edge product to the version released in 2012. Please tell us what consideration you gave to disclosing this information and any resulting material effects on your results of operations for the periods covered by the financial statements included in the document.

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February 9, 2015

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 58 of the Registration Statement to describe the challenges and effects of the Company’s operating results associated with the absence of a simple migration path for transitioning existing customers from prior versions of its Apigee Edge platform to the current Apigee Edge platform released in the first quarter of fiscal 2013.

Fiscal 2012, Fiscal 2013 and Fiscal 2014

Revenue, page 63

4.	We note your response to our prior comment 21. Please clarify why you believe support and subscription services are similar. In this regard, explain why providing a separate discussion and analysis of each of these services would not be meaningful. In addition, describe in greater detail why the support and subscription services are similar under ASC 280-10-50-40, as the nature of these services appears different.

The Company advises the Staff that the Company has evaluated requirements under ASC 280-10-50-40 in determining whether products or services are similar and whether a separate discussion and analysis of these services would be considered meaningful to users of the financial information. Specifically, the Company evaluated the following factors as part of such analysis:

•	Nature of product or services: Software subscription for the Company’s cloud-based solution and support for on-premise software are both services. While they are not identical, the Company’s software subscription includes embedded support at no additional cost. The Company does not sell subscription services without support, and support for subscription is not sold independent of the subscription. The nature of software support provided to the on-premise customers and cloud-based customers is similar. The Company believes that separate disclosure or analysis of support could be misleading as it would only represent support for on-premises and exclude support for subscription services. In addition, the Company does not track or differentiate between the cost of support for software as a subscription and support for on-premises. The Company utilizes the same workforce with similar skill sets in its customer support organization to provide support under both on-premise support agreements and subscription agreements.

•	Customers and markets: The customer base for all subscription and on-premise software support arrangements are similar and there are no distinguishing differences in geographies. Additionally, the Company uses the same salesforce to penetrate the market for both service offerings.

•	The terms of the arrangement: The pattern of performance for all subscription services and software support delivered, including regular software updates, are similar and are delivered

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February 9, 2015

evenly over the service period. The pattern of revenue recognition for subscription and software support are also correspondingly recognized ratably over the service period for both service offerings.

Based on the above, the Company determined that software support and subscription services are similar and, as a consequence, decided to aggregate such services. Further, due to the similar nature of such services and the inherent limitations of such an analysis as highlighted above, the Company determined that it believed that providing a separate discussion of each one of these services would not be meaningful to potential investors.

5.	Your response to our prior comment 22 indicates that you do not manage or track cost of revenue for any specific customer, including AT&T. As a result, you do not analyze and discuss the cost of revenue for AT&T. However, on page 67, you indicate that the increase in cost of professional services and other revenue was partially offset by a decrease of $0.9 million costs related to AT&T. As such, please reconcile your response to the disclosure in your filing and clearly tell us why you cannot isolate cost of revenues related to AT&T or provide a similar discussion for cost of revenues.

The Company advises the Staff that, with respect to the disclosure on page 67, regarding professional services, the Company had isolated and tracked the cost of professional services on specific arrangements which were deemed essential to the functionality of the software. As a result, the Company deferred such costs until such customization was complete because it had not yet met certain revenue recognition criteria. These deferred costs of revenue were specifically isolated and subsequently recognized along with revenue over the remaining arrangement period in accordance with the Company’s revenue recognition policy, but do not represent the total cost of revenue for AT&T for the periods noted as these are not separately tracked by customer as noted and for the reasons described below.

The Company supplementally advises the Staff that the Company has revised the disclosure on page 67 accordingly.

The Company advises the Staff that the cost of revenue for a customer may include third-party hosting costs, customer support organization costs, and cost of professional services. The Company does not generally (or systematically) manage or track such costs by customer. For example, the customer support organization provides support to both on-premise and cloud-based solutions and the Company does not track or have the ability to isolate the support costs at a customer level. As a consequence, the Company is unable to reliably and accurately determine total cost of revenue by customer.

Division of Corporate Finance

February 9, 2015

Liquidity and Capital Resources

Contractual Obligations, page 72

6.	We note your revised disclosures on page 76; however, please further revise your disclosures to also provide a discussion of the provisions that create, increase or accelerate interest payments obligations, along with any other pertinent data necessary in understanding the timing and amount of such payments.

In response to the Staff’s comment, the Company has revised page 76 of the Registration Statement as requested.

Business

Our Customers, page 98

7.	Please be advised that we are continuing to consider your response to prior comment 28 regarding your relationship with AT&T, and we may have further comments in this regard.

The Company acknowledges the Staff’s comment.

Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition, page F-11

8.	We note your response to our prior comment 33. Please define the substantial majority percentage used to establish VSOE. Further, clarify why the VSOE for fair value used to allocate the arrangement fee for your perpetual license arrangements is not used to allocate the arrangement fees for your time-based licenses. We refer you to ASC 985¬605-55-64 to 67. In this regard, we note your response to prior comment 21 indicates that you believe “that revenue from perpetual licenses and time-based licenses are similar.”

The Company supplementally advises the Staff that the Company considers greater than 80% of stand-alone sales to represent a substantial majority for the establishment of VSOE. While the Company has and continues to use 80% to establish VSOE, the Company does not believe this determination to be a bright line threshold and therefore considers all facts and circumstances when evaluating the determination of VSOE.

The Company advises the Staff that the Company’s time-based licenses are always sold with bundled software support. The Company does not have VSOE for bundled software support as the support is never renewed separately or sold on a stand-alone basis. Additionally, as noted by the Staff, ASC 985-605-55-64 provides guidance that the support renewal terms in perpetual licenses does not provide VSOE for support bundled in time-based licenses. Therefore, revenue from all elements in the Company’s time-based license arrangements is recognized ratably over the contractual term.

Division of Corporate Finance

February 9, 2015

Furthermore, while the Company cannot establish VSOE for bundled software support sold with time-based licenses, the Company does use a consistent and systematic approach to allocate revenue for classification purposes in order to comply with Rule 5-03(b) of Regulation S-X in accordance with the Speech by SEC Staff Mark Barrysmith, Professional Accounting Fellow, Office of the Chief Accountant, at the 2007 AICPA National Conference on Current SEC and PCAOB Developments on December 10, 2007. Specifically, the Company applies the software support experience obtained for perpetual licenses as the primary basis to allocate revenue for classification purposes between license and support services for time-based licenses because the Company believes while the products are not the same as required for VSOE purposes as noted above, they are deemed to be similar.

As mentioned in the Company’s response to comment 4 above, the Company advises the Staff that the Company has evaluated requirements under ASC 280-10-50-40 in determining whether products or services are similar, by assessing a number of factors including: the nature of product or service, customers and markets and the terms of the arrangement.

The Company assessed whether perpetual license and time-based licenses are similar as follows:

•	Nature of product and services: The underlying software products (perpetual license and time-based licenses) are the same. There are no differences in the products other than the price and the duration. Both products are installed and managed by the customers on their premises on their equipment.

•	Customer and markets: The Company notes that the customer base for all perpetual and time-based on-premise software arrangements is similar, is served by the same sales force and does not have distinguishing differences in geographies.

•	The terms of the arrangement: The Company notes that the agreements between the Company and its customers for both products are virtually the same other than the price and duration. While the revenue recognition treatment for perpetual and time-based licenses is different, the gross margins for perpetual and time-based software are very similar as cost of revenue for all software licenses are typically very low.

As a result, the Company determined that sales of perpetual licenses and time-based licenses were similar.

Division of Corporate Finance

February 9, 2015

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler
Mark Baudler

cc:	Chet Kapoor, Apigee Corporation
Stacey Giamalis, Apigee Corporation
Don Dixon, Apigee Corporation
David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew S. Williamson, Cooley LLP
Charles S. Kim, Cooley LLP
David Peinsipp, Cooley LLP
Stanton Jee, KPMG LLP